Management’s Discussion and Analysis

Management’s discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months ended March 31, 2007 and 2006 has been prepared based on information available to the Company as of May 1, 2007. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three months ended March 31, 2007 and 2006, and in conjunction with MD&A for the year ended December 31, 2006. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. The accounting policies have been consistently followed in preparation of the consolidated financial statements except that the Company has adopted the guidelines governed by the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1530 – "Comprehensive Income" and 3855 – "Financial Instruments – Recognition and Measurement", which became effective for the Company on January 1, 2007 and requires the Company to disclose comprehensive income and its components. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars unless otherwise noted.

Overview

The Company is completing construction of its Cerro San Pedro gold and silver mine in Mexico. The Company has not yet recorded any revenue from operations to date. Financial results of operations primarily consist of interest income, general and administrative expenses, exploration expenses, foreign exchange gains and losses and other non-cash expenses.

Financial Results of Operations

First Quarter 2007 Compared to First Quarter 2006

The Company reported a loss of $0.76 million ($0.01 per share) for the three months ended March 31, 2007 as compared to a loss of $0.37 million ($0.00 per share) for the three months ended March 31, 2006.

General and administrative expenses increased by $0.30 million in the current period to $0.76 million. The increase resulted from additional payroll costs totaling $0.13 million principally due to salary increases and the hiring of additional employees resulting from the Company’s transition from an exploration company to a gold and silver producer. Other cost increases in the current period relate to an increase in use of Sarbanes-Oxley and other consultants, and higher stock exchange fees and annual financial statement audit fees.

Stock compensation expense increased by $0.17 million in the current period to $0.21 million. The increase primarily resulted from current period vesting of 0.94 million of stock options granted from April through December 2006 with fair values of $1.61 to $2.52 per option. In the preceding period, stock option vesting was based on lower fair values of $0.79 to $0.94 per option. The Company’s stock option awards generally vest over a period of two years.

Restricted stock unit ("RSU") expense represents the increase in the estimated fair value of 370,000 RSUs outstanding at March 31, 2007 and 2006. RSU expense is recorded over the vesting period. The $0.14 million increase in RSU expense when compared to the preceding period is principally due to an increase in the Company’s share price from Cdn$3.83 at March 31, 2006 to Cdn$5.56 at March 31, 2007.

Foreign exchange gain of $0.17 million in the current period, as compared to a foreign exchange loss of $0.05 million in the previous period, principally results from a strengthening of the Canadian dollar relative to the U.S. dollar in the current period versus a slight weakening of the Canadian dollar versus the U.S. dollar in the preceding period. The Canadian dollar/U.S. dollar exchange rate was 1.156 at March 31, 2007 as compared to 1.166 at December 31, 2006. The Company held Canadian dollar cash and cash equivalents totaling approximately Cdn$26.26 million and Cdn$40.57 million at March 31, 2007 and December 31, 2006, respectively.

Summary of Quarterly Results
(000’s, except per share data)

	2007		2006
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(757)	(2,168)	(605)	9
Basic net income (loss) per share	(0.01)	(0.03)	(0.01)	0.00
Diluted net income (loss) per share	(0.01)	(0.03)	(0.01)	0.00

	2006		2005
	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter
	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(367)	15	9,664	(993)
Basic net income (loss) per share	0.00	0.00	0.12	(0.01)
Diluted net income (loss) per share	0.00	0.00	0.12	(0.01)

The quarterly net income (loss) volatility for 2006 was primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate. Net foreign exchange gains (losses) totaled ($0.05 million), $1.22 million, $0.17 million and ($0.65 million) for the first, second, third and fourth quarters of 2006, respectively. In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.38 million and $0.20 million for restricted stock unit expense due principally to an increase in the Company’s share price from Cdn$3.40 at September 30, 2006 to Cdn$4.60 at December 31, 2006.

The high quarterly net income (loss) volatility for 2005 was also attributable to holding large cash balances in Canadian dollars and high fluctuations in Canadian dollar/U.S. dollar exchange rates. Net foreign exchange gains (losses) totaled ($0.32 million), $1.58 million and $0.15 million for the second, third and fourth quarters of 2005, respectively. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million as a result of a $10 million earn-in payment by Xstrata with respect to the El Morro project.

Liquidity and Capital Resources

The Company had $36.06 million of cash and cash equivalents at March 31, 2007. The Company believes that it has sufficient cash balances to complete construction of the Cerro San Pedro mine and to satisfy its other obligations until such time as the mine begins to generate cash flow from operations, which is expected to occur during the third or fourth quarter of 2007.

The Company had working capital of $34.66 million at March 31, 2007 as compared to working capital of $42.10 million at December 31, 2006. The $7.44 million decrease in working capital primarily resulted from $7.62 million of additions to mineral properties, plant and equipment in the current quarter for construction of the leach pads and process plant facilities, and mine development activities at the Cerro San Pedro project. In addition, approximately $1.57 million was recorded in inventory due to mining and transporting of ore to the leach pads during the current quarter. The Company did not have any inventory in the preceding quarter.

As of May 1, 2007, the Company had issued one class of common shares and had a total of 92,436,651 shares outstanding. The Company had two groups of common share purchase warrants outstanding: 1) 19,257,500 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008 and 2) 3,835,250 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009. Stock options outstanding as of May 1, 2007 totaled 2,589,367, each of which is exercisable for one common share at prices ranging from Cdn$1.32 to Cdn$5.10 per share.

Use of Estimates

Inventory

The Cerro San Pedro mine is a run-of-mine operation whereby gold and silver bearing ore is mined and placed on leach pads without screening or crushing. Ore on leach pads represents mined ore that has been stacked on an impermeable pad and is being permeated with chemical solutions to dissolve precious metals which will be recovered in a processing plant in the form of partially refined gold and silver, or doré. The amount of gold and silver in the ore on leach pads is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. The actual quantities of gold and silver that are ultimately recovered from the ore could be materially different from recorded amounts.

Internal Controls over Financial Reporting

The Company is transitioning from a minerals exploration company to a mine operating company. As a result, the Company has adopted, or will adopt, new internal controls over financial reporting with respect to new business processes relating to inventory, sales and cost of sales. There have been no changes made that have materially affected, or are reasonably likely to materially affect, the Company’s previously existing internal controls over financial reporting.

Corporate Outlook

Construction of the Cerro San Pedro mine was substantially complete as of May 1, 2007. Construction activities that remain to be completed include cells two and three of the phase one leach pad, testing of the recently installed high voltage power line, installation of additional pumps to increase processing plant capacity and construction of a lime silo. Mining and pre-stripping in the pit is currently underway with approximately one million tonnes of ore having been placed on the leach pad. Testing of the process plant began in January 2007, with the initial gold and silver doré being produced in April 2007. The mine is expected to ramp-up production in the 2nd and 3rd quarters of 2007 in order to achieve full production rates by the 4th quarter of 2007. Once full production is achieved, the operation is expected to produce an average of approximately 90,000 ounces of gold and 2.1 million ounces of silver per year over the currently estimated ten-year mine life. Forecast production for the current year is estimated at 40,000 ounces of gold and 950,000 ounces of silver.

Xstrata Plc. ("Xstrata"), the Company’s joint venture partner on the El Morro project, is required to provide the Company with a feasibility study on the project by September 2007. The exploration agreement with Xstrata requires that Xstrata pay the full cost of the feasibility study. The exploration agreement also requires that any future costs relating to exploration work on the El Morro project be shared in accordance with each partner’s ownership interest of 70% for Xstrata and 30% for the Company. Xstrata and the Company have agreed to perform drilling and other exploration activities on the El Morro project totaling approximately $1.2 million during 2007. The Company will be responsible for 30% of the cost of this program. Work on this program is expected to begin late in the second quarter of 2007.

An estimated 3,500-meter drilling program at the Rio Figueroa copper-gold project in Chile is currently underway. The results from this drilling program will be used to better define the limits of the mineralized zone.

Risk Factors and Other

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, as those described under the heading "Risk Factors" in the Company’s latest Annual Report on Form 20-F.

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of project opponents ("Project Opponents") seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company’s operations may be negatively impacted.

As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Risk Factors" in the Company’s latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.